Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, NY 10036

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Ave

New York, NY 10017

June 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BJ’s Wholesale Club Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-224994)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of BJ’s Wholesale Club Holdings, Inc., a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on June 27, 2018, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we advise you that as of June 25, 2018, we have effected the following distribution of the Company’s Preliminary Prospectus dated June 18, 2018:

4,672 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

Very truly yours, Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. H. Allong
	Name:	Michele A. H. Allong
	Title:	Authorized Signatory

Deutsche Bank Securities Inc.

By:	/s/ Thomas Schweigl
	Name:	Thomas Schweigl
	Title:	Director

By:	/s/ Jeremy Fox
	Name:	Jeremy Fox
	Title:	Managing Director

Goldman Sachs & Co. LLC

By:	/s/ Lindsay Drucker Mann
	Name:	Lindsay Drucker Mann
	Title:	Managing Director

[Signature Page to Acceleration Request]

J.P. Morgan Securities LLC

By:	/s/ Jason Fournier
	Name:	Jason Fournier
	Title:	Managing Director

[Signature Page to Acceleration Request]